Room 4561
February 16, 2006

Mr. Paul W. Bridge, Jr.
Chief Financial Officer
LanVision Systems, Inc.
10200 Alliance Road Suite 200
Cincinnati, OH 45242

      Re:	LanVision Sytems, Inc.
      Form 10-K for the Fiscal Year Ended January 31, 2005
		Filed April 8, 2005
      File No. 0-28132

Dear Mr. Bridge:

      We have reviewed your response letter dated February 9, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-K for the Fiscal Year Ended January 31, 2005

Financial Statements

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page 37
1. We have read your response to prior comment number 5 and note that you recognize 100% of the revenue upon receiving the royalty report from IDX. Please tell us more about the payment terms and the related milestones. Specifically, address how the milestone payment contingency and extended payment term is considered in determining that the entire amount of revenue is fixed or determinable upon receiving the royalty report.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Paul W. Bridge, Jr.
LanVison Systems, Inc.
February 16, 2006
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